UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Mr. Teik Huat Ooi

The Company has received a notice of resignation from Mr. Teik Huat Ooi on December 6, 2024, tendering his resignation as a director of the Company, effectively immediately. The resignation was due to Mr. Ooi’s personal reasons and not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

	By	:	/s/ Alexious Kuen Long Lee
	Name	:	Alexious Kuen Long Lee
	Title	:	Director and Chief Financial Officer

Date: December 9, 2024